Exhibit 99.2
HOME INNS & HOTELS MANAGEMENT INC. ANNOUNCES PRICING OF
US$160 MILLION CONVERTIBLE SENIOR NOTES
NEW YORK — December 14, 2010: Home Inns & Hotels Management Inc. (NASDAQ: HMIN) today announced the pricing of US$160 million in aggregate principal amount of 2% convertible senior notes due 2015. The notes were offered to (1) qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and (2) investors outside the United States in compliance with Regulation S under the Securities Act.. The Company has granted to the initial purchasers a 30-day option to purchase up to an additional US$24 million of the convertible senior notes to cover over-allotments, if any.
The notes will pay cash interest semiannually at a rate of 2% per annum. The notes will be convertible into the Company’s American depositary shares (“ADSs”) on the earlier to occur of (i) the effectiveness of the shelf registration statement to be filed by the Company for resale of the notes and the Company’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and (ii) one year following the offering. The initial conversion rate for the notes is 20.256 of the Company’s ADSs per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $49.37 per ADS. The conversion rate is subject to adjustment upon the occurrence of certain events.
The Company will file a shelf registration statement for resale of the notes and the Company’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and use its commercially reasonable best efforts to cause such registration statement to become effective under the Securities Act by the 210th day after the notes are issued.
The Company expects to close the notes offering on or about December 20, 2010, subject to the satisfaction of customary closing conditions.
Home Inns & Hotels Management Inc. intends to use the approximately US$154.6 million of net proceeds from this offering for new business development, investments in complementary businesses and assets, strategic acquisitions and for general corporate purposes.
The notes and the ADSs into which such notes may be convertible have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.
This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the shares of notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Home Inns & Hotels Management Inc. (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; changes in national, regional or local economic conditions; the attractiveness of our hotels to customers and competition from other hotels; our ability to generate sufficient cash flow from operations and/or obtain outside financing; tourist behavior related to spending; local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 21, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
For further information, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com

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